Exhibit 21.1

List of Subsidiaries of MoneyOnMobile, Inc.

Name of Subsidiary                 Jurisdiction of Incorporation or Organization

MoneyOnMobile, Inc.                Texas, USA
Digital Payment Processing Limited        Mumbai, India
My Mobile Payments Limited            Mumbai, India
Payblox Technologies (India) Private Limited    Mumbai, India
SVR Retail Private Limited            Mumbai, India